"Write the vision; make it plain upon tablets, so he may run who reads it. For still the vision awaits its time; it hastens to end - it will not lie. If it seems slow, wait for it; it will surely come, it will not delay"

  Habakkuk 2: 2

"And I will make of thee a great nation, and I will bless thee, and make thy name

Great; and thou shalt be a blessing: And I will bless them that bless thee, and curse

Him that curseth thee: and in thee shall all families of the earth be blessed."

- Genesis 12:2,3

FOUNDER'S TESTIMONY:

THE VISION AND THE CALLING

Dear Friends,

When first visiting Israel in 1983, I believe G-d gave me a scripture (I Kings 8:41-43), a vision (Oil for Israel) and, as a Christian Zionist and New Covenant believer (Isaiah 65:1), the calling to render assistance to the Jewish people and Nation of Israel and to aid them in the Restoration of the Land by providing the oil and gas necessary to help the People of Israel maintain their political and economic independence. (Leviticus 19:33,34) (Exodus 6:6-8)

In the Bible, G-d sovereignly declares that Israel is His chosen people (Exodus 4:22); and we can gain some understanding of G-d's choice, His vision and purpose by reading (Deuteronomy 7).

As a Christian Zionist, I declare "thy people shall be my people, and thy God my God" (Ruth 1:16); and, I believe that, as true Christians, we must all so identify with Israel, as we are all part of the "wild olive branch" grafted onto the olive tree by the grace of G-d (Romans 11). Moreover, I identify with Israel because I share in their struggle and understand a little something of their pain - their confusion, their hope, the media misrepresentation, and the world's disdain of the Jewish people and the nation of Israel even and perhaps more so today, when Israel appears to be coming under greater criticism for taking those very steps of self-defense which we in America take for granted as our sovereign moral right to take in defense of ourselves and our interests.

As a believer, I have and can have no doubt that mankind must learn that obedience towards G-d and His commandments is the key to progress, whether personal or corporate, national or international. Disobedience, on the other hand, can lead only to great difficulty. This too is the story of the Jewish people and the nation of Israel. And, indeed, it appears that G-d's chosen people have ascended to heights and descended to depths far beyond our experience-in both blessings and curses-in progress and disaster.

In considering the history of Israel, however, this principle alone is insufficient to explain the great magnitude of Israel's sufferings. There is another dimension. Through the centuries, the millenia, Israel has been and continues to be a tangible and visible target for dark spiritual forces which are directed against the living G-d himself. No one can touch G-d; but the individual Jew and the nation of Israel are within reach of those whose hatred is directed against G-d, and who would foil the fulfillment of His purposes and disrupt His plan for the people of His covenant and the nation of Israel.

This hatred has been manifested time and again throughout the ages. To name only a sampling, there have been the crusades, the inquisition, the pogroms. In this century, we have seen the Holocaust, as well as the humiliation of, and later reneging on, numerous agreements regarding the land of promise. Since the re-establishment of the State of Israel in 1948, there have been many wars and many more terrorist attacks. Most recently, there has been the Gulf War with scud missiles, threatening chemical mayhem. Then there was, and continues to be, the forced pressure of the 'peace' negotiations and calls of "land for peace" - despite the fact that Israel is the only nation on Earth that was created by a sovereign act of G-d (Genesis 15) and whose borders are defined by G-d (Numbers 34:1-12). For in (Exodus 32: 13) He said,

"...All of this land which I have spoken of will I give to your descendants and they shall inherit it forever."

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And when in the summer of the year 2000, the Prime Minister of Israel indicated that in return for the much prayed for "peace", Israel would be willing to give most all of the territory of the Holy Land reconquered in the 1967 War - a war commenced by the Arabs with the declared purpose of destroying Israel - to the Palestinians for them to be a state, those very Palestinians rejected the offer, declaring that the Jews had no right to Jerusalem or to the Temple Mount, that the Bible was "forged" to show such a connection between the people of Israel and the site of His House, and then commenced a wave of terrorism, sending human bombs to kill and maim teenagers at discotheques and families at pizza lunches.

Yet the recent events in the land of Israel notwithstanding, with sorrow and regret, we must admit the truth and confess that the greatest sufferings imposed on the Jewish people and Israel throughout history have come from the so-called Christian church and from those confessing the Christian faith. For this we must all ask their forgiveness. The forces directed against the Jews have misrepresented G-d and have wrongly interpreted His Word in an attempt to rob Israel of its inheritance which is based on (Genesis 17:7-8) a sovereign promise from G-d (Exodus 6:4) and an everlasting covenant (Deuteronomy 4:31). Despite the fact that these expressions of evil are totally contrary to G-d's everlasting covenant, His unchanging nature and purpose, these actions were and continue to be "justified" by these evil men and nations for their own ends.

But as the Bible declares, G-d HAS NOT forsaken His covenant people (Jeremiah 31:31-40); and, "as new covenant believers," we are commanded by G-d in the Bible to stand together with the Jewish people whom the world has abused. As the fulfillment of prophecy is for the Jewish people - for them the realization of their covenant and for them the answer to their prayers of countless generations:

"And I will plant them upon their land, and they shall no more be pulled up out of their land which I have given them, saith the Lord thy God." (Amos 9:14-15).

John Brown Founder (Amos 3:7)

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THE SCRIPTURES GIVEN TO JOHN BROWN

THE QUESTION AND THE ANSWER...The Blessings of the Fathers (Genesis Chapters 17, 27, 49 and Deuteronomy Chapters 32, 33)

The economic and political stability of Israel, indeed, its very survival is at stake not in any small measure because of its dependence on imported oil and gas. The desire to free Israel of such dependence has opened up unexplored areas of Israel and, today, more sophisticated exploration and drilling techniques than previously used are being utilized to assess the oil potential of those areas.

The State of Israel lies in the heart of the Middle East and is surrounded by areas in neighboring Arab countries which contain the world's largest oil fields. These oil fields are the blessings and posterity which G-d had promised Abraham also for his son Ishmael in (Genesis 17:18-20) and by Isaac's blessing also of his son Esau in (Genesis 27:38-39). The genealogies of Ismael (Genesis 25:1218) and Esau (Genesis 36) show that their descendants became the inhabitants of modern day Saudi Arabia and other Arab countries from Egypt to Iraq, Jordan to Yemen.

The State of Israel, as a member of the free world and as the only true, stable democracy in the Middle East, strives to find oil to remain independent from outside political pressures.

In 1988, the Government of Israel, acting through the government-owned Oil Exploration Investments Ltd., its affiliates and subsidiaries and geological consultants of renowned international reputation, established the hydrocarbon potential of Israel, and validated the existence of significant quantities of recoverable oil and gas in the Land of Israel, as also exist in the neighboring countries of the Middle East.

Past exploration efforts have yielded several small on-shore discoveries and the recent, significant gas fields off-shore in the Mediterranean Sea. But the "real potential" still awaits discovery!

Following continued assessment of all geological and geophysical data, renowned petroleum engineers, geologists and geophysicists continue to ask ..."where is the most logical place to drill where we can be sure of 'tapping' those vast reservoirs of oil?"

Yet, there is an "ANSWER", and it is found in the most "overlooked" source of geological information available to mankind today ... the Bible! The archaeologists have found the Bible to be their unerring guide to hidden treasures ... Why cannot the geologists utilize the same "tool" to find this oil?

So we searched the Bible and found numerous occasions where, I believe, the Bible in describing the division of the Land of Israel among the sons of Jacob - commencing in Genesis (Chapter 49) when Jacob on his deathbed summons His sons and says "Gather yourselves together, that I might tell you that which shall befall you in the LAST DAYS" (Genesis 49:1) and concluding in Deuteronomy (Chapters 32 and 33) with Moses' song of praise of G-d and his blessings of the twelve tribes as G-d prepares him to view the "Promised Land" which HE had given to HIS chosen "Children of Israel" - makes direct reference to the existence of OIL in Israel.

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So, friends of Israel, as we begin "The Great Treasure Hunt" ... may we join hands with the Government of Israel and its people and together look toward and pray for "the discovery of OIL in their homeland, the Land of Israel" and on the "Head of Joseph" as promised in the Torah by the G-d of Abraham, Isaac and Jacob (Genesis 49:25, 26) (Deuteronomy 33:13-16); and then G-d said, "I will even gather you from the peoples, and assemble you out of the countries where ye have been scattered, and I will give you the land of Israel" (Ezekiel 11:17) and Israel will be graciously comforted and restored. (Micah 7:18-20) (Ezekiel 37:15-28)

THE VISION ... The Oil Of Is'ra-el

While visiting Israel with Alger Wolfe in May 1983, John Brown's prayer to the G-d of Abraham, Isaac and Jacob was for oil to be found in Israel. This prayer and G-d's specific instruction to John were based on the Biblical portion describing the Dedication of the First Temple in Jerusalem and Solomon's prayers thereat. (I Kings 8:22-66)

ONE ... The Prayer

"Moreover concerning a stranger [John Brown], that is not of thy people Israel, but cometh out of a far country [U.S.A.] for thy name's sake: (for they shall hear of thy great name, and of thy strong hand, and of thy stretched out arm); when he shall come and pray towards this house; hear thou in heaven thy dwelling place, and do according to ALL that the stranger calleth to thee for [Oil for Israel]: that all the people of the earth may know thy name, to fear thee, as do thy people Israel and that they may know that this house, which I have builded, is called by thy name." (I Kings 8:41-43).

TWO ... The Instructions

"And it shall come to pass, if ye shall hearken diligently unto my commandments which I command you this day, to love the Lord your God and to serve Him with all your heart and with all your soul, that I will give you the rain of your land in his due season, the early rain and the late rain, that thou mayest gather in thy corn, and thy wine, and thine OIL [the OIL of Israel]." (Deuteronomy 11:13-14)

THREE ... The Evidence

"Then thou shalt see, and flow together, and thine heart shall fear, and be enlarged; because the abundance of the sea shall be converted unto thee, the forces of the Gentiles shall come unto thee." (Isaiah 60:5)

These three specific sets of instructions received by John Brown in 1983 from G-d while in the land of Israel, were a consuming "fire" which has been born by him through the years for the exact purpose that G-d first lit it in his heart! Today, G-d continues to confirm, by HIS Word, the reality of HIS promise when HE also promised ...

"For surely there is an end; and thy expectation shall not be cut off." (Proverbs 23:18)

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THE CALLING... Tell Them...

So, then He told me to "write the vision" (Habakkuk 2:2,3) and tell them:

"And the word of the Lord came unto me, saying, 'Son of man, what is that proverb that ye have in the land of Israel, saying, The days are prolonged, and every vision faileth? Tell them therefore, Thus saith the Lord God; I will make this proverb to cease, and they shall no more use it as a proverb in Israel; but say unto them, The days are at hand, and the effect of every vision. For there shall be no more any vain vision nor flattering divination with in the house of Israel. For I am the Lord: I will speak, and the word that I shall speak shall come to pass; it shall be no more prolonged: for in your days, O rebellious house, will I say the word, and will perform it, saith the Lord God.'
"Again the word of the Lord came to me saying, 'Son of man, behold they of the house of Israel say, The vision that he seeth is for many days to come, and he prophesieth of the times that are far off. Therefore say unto them, Thus saith the Lord God; There shall none of my words be prolonged any more, but the word which I have spoken shall be done, saith the Lord God.' " (Ezekiel 12:21-28)

THE PROMISES ... Also Unto the Gentiles (Leviticus 19:33, 34)

For the prophets foretold that the Gentiles (Isaiah 55:5) would also call upon G-d and they too would serve him (Zephaniah 3:9) and he would answer their prayers (Isaiah 65:24) and he would save them (Isaiah 52:10) and set them in the land! (Isaiah 14:1) For it is also written:

"Also the sons of the stranger, that join themselves to the Lord, to serve Him, and to love the name of the Lord, to be His servants, every one that keepeth the Sabbath and does not profane it, and all that hold fast to my covenant. Even them will I bring to my holy mountain, and make them joyful in my house of prayer; their burnt offerings and their sacrifices shall be accepted on my altar; for my house shall be called a house of prayer for all peoples." (Isaiah 56:6-7)

A NEW COVENANT PEOPLE ... (Jeremiah 31:31-34)

For G-d has promised that not only would He honor his First Covenant and would cause the Jews to return (Jeremiah 33:14-26), but that one day He would also make a New Covenant (Jeremiah 31:33-34) and (in Hosea 2:23) He said:" ...And I will say to them that were not my people, Thou art my people!" And they shall say, "you are my God" and they will help restore the Nation of Israel and many people would come to the Land of Israel to seek the G-d of Israel (Zechariah 8:20-23) (Isaiah 65:1) and these strangers who dwelt among the people of Israel would also share in the promised inheritance (Ezekiel 47:21-23) and ..... "the stranger that dwells with you shall be to you as one born among you." (Leviticus 19:34) For G-d's promise to Abraham was, "and in thy seed shall all the nations of the earth be blessed". (Genesis 22:18)

So, now we a new covenant people (Deuteronomy 29:12-15) have came to the land of Israel to claim our promised inheritance and to receive the blessings of Abraham. (Galatians 3:6-14). For it is also written, "... is He the God of the Jews only? Is HE not the God of the Gentiles? Yes, of the Gentiles also," (Romans 3:29-30) for G-d hath not cast away HIS people which HE foreknew. "For if their [the Jewish people] being cast away is the reconciling of the world, what will their acceptance be but life from the dead?" (Romans 11:1-24) Because, "that blindness in part has happened to Israel until the fullness of the Gentiles be come in. And so all Israel will be saved." (Romans 11:24-36) Therefore:

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As a Christian, one must recognize that it is written "... if [we] the Gentiles have been made partakers of their [Israel's] spiritual things, their [Gentiles'] duty is also to minister to them [Israel] in material things." (Romans 15:27) Because "the G-d of heaven He will prosper us [Zion]" (Nehemiah 2:20) with the oil of Israel ... so that we a new covenant people of Zion will minister and assist "Israel in their petroleum and material needs." Because, as touching the election, "they [the Jewish People] are beloved for the sake of the fathers." (Romans 11:28) And, when they do turn to the Lord, the veil on their hearts will be taken away. (2 Corinthians 3:14-16)

THE PURPOSE ...

... To Receive The Blessings Of Jacob (Genesis 49:1-2 and 22-26)

John Brown was ordained by G-d to establish Zion Oil & Gas for the express purpose of discovering oil and gas in the Land of Israel and to bless the Jewish people and the nation of Israel and the body of Christ. (Isaiah 23:18) I believe that G-d has promised in the Bible to bless Israel with one of the world's largest oil and gas fields and this will be discovered in the last days before the Messiah returns and that it will be found on the Ma'anit License and the Joseph Permit, both being on the Head of Joseph (Genesis 49:1-2 and 22-26):

"And Jacob called unto his sons, and said, Gather yourselves together, that I may tell you that which shall befall you in the last days. Gather yourselves together, and hear, ye sons of Jacob; and listen unto Israel your Father ... Joseph is a fruitful bough, a fruitful bough by a well; whose branches run over the wall. The archers fiercely attacked him and shot at him and hated him; but his bow abode in strength, and the arms of his hands were made supple by the hands of the mighty God of Jacob (by the name of shepherd, the Rock of Israel), by the God of thy father who shall help thee; and by the Almighty who shall bless thee, with blessings of the heaven above, blessings of the deep [the Oil of Israel] that lies beneath; blessings of the breasts and the womb. The blessings of thy Father are mighty beyond the blessings of the eternal mountains, the blessings of the everlasting hills [Oil], they shall be on the head of Joseph, and on the crown of the head of him that was separated from his brothers."

... And The Blessing Of Moses (Deuteronomy 33:1,13-19)

"And this is the blessing which Moses the man of GOD blessed the sons of Israel before his death" (Deuteronomy 33:1) : "... And of Joseph he said, blessed of the Lord be his land, for the precious things of heaven, for the dew and for the deep [the Oil of Israel] that coucheth beneath, and for the precious fruits brought forth by the sun, and for the precious things put forth by the moon, and for the chief things of the ancient mountains and for the precious things of primordial hills [Oil] and fullness thereof, and for the Good will of HIM that dwelt in the bush; let the blessing [the Oil of Israel] come upon the head of Joseph, and upon the top of the head of him that was separated from his brethren;" (Deuteronomy 33:13-16); "They shall call the peoples to the mountain; there they shall offer sacrifices of righteousness; for they shall suck of the abundance of the seas, and of treasures [the Oil of Israel] hid in the sand." (Deuteronomy 33:19)

THE JOSEPH PROJECT

... The Inheritance (Genesis 48:15-22)

"Joseph shall have two portions. And you shall inherit it, one as well as another; that concerning which I lifted up my hand to give it to your fathers; and this land shall fall to you as an inheritance." (Ezekiel 47:13-14) "And it shall come to pass, that you shall divide it by lot for an inheritance to you, and to the strangers [Gentile believers] that sojourn among you, who shall beget children among you: and they shall be to you as those born in the country among the children of Israel; they shall have an inheritance with you among the tribes of Israel. And it shall come to pass, that in whatever tribe the stranger may stay, there you shall give him his inheritance, says the Lord GOD." (Ezekiel 47:22-23)

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... The Plan ... By Faith (Hebrews 11:1-40)

John Brown's approach to Zion Oil has been somewhat unprecedented ... and that is because of John Brown's FAITH in G-d and HIS promises (Joshua 1:8) and in G-d's faithfulness and ability to perform all HIS Word, as we also walk in the steps of faith as Our Father Abraham walked. (Romans 4:11-25) And Jesus said, "It is written [Deuteronomy 8:3], Man shall not live by bread alone, but by every word of God." (Luke 4:4)

Now, "FAITH is the substance of things [the Oil of Israel] hoped for, the evidence of things not seen. ... [And, it is also written that] By FAITH Abraham, when he was tested, offered up Isaac, and ... , By FAITH Isaac blessed Jacob and Esau concerning things to come; ... By FAITH Jacob, when he was dying, blessed each of the sons of Joseph." (Hebrews 11:1-22) G-d's word establishes and so states "...The JUST shall live by his FAITH [Habakkuk 2:4] ... But without FAITH, it is impossible to please HIM." (Hebrews 10:38 and 11:6)

For: We worship by faith as Abel. We walk by faith as Enoch. We work by faith as Noah. We live by faith as Abraham. We govern by faith as Moses. We follow by faith as Israel. We fight by faith as Joshua. We conquer by faith as Gideon. By faith we are patient in suffering, courageous in battle, made strong out of weakness, and are victorious in defeat. We are more than conquerors by our faith seeing "... there is one God who will justify the circumcised By Faith and the uncircumcised through faith." (Romans 3:2930) So, it is only through faith in JESUS CHRIST that we are saved. "It is written in the prophets, 'And they shall all be taught by God' [Isaiah 54:13] Therefore everyone who hath heard, AND HATH LEARNED OF THE FATHER, cometh unto me." (John 6:45-51)

From its inception, G-d's plan was born through Faith in G-d's Word into the heart of John Brown, Zion's founder, and, in all matters concerning Zion, the Word of G-d has been the basis of John Brown's conduct and actions: For it is written, "This book of Law shall not depart from your mouth, but you shall meditate in it day and night, that you may observe to do according to all that is written in it." (Joshua 1:8) Consequently, the founder of Zion shall respect and "Fear God, and keep HIS commandments: for that is the WHOLE duty of man." (Ecclesiastes 12:13)

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NOW BY FAITH ... The Ma'ani-Joseph License #298

Exploration activity is now in progress on the Ma'anit-Joseph License in Israel where the Ma'anit #1 well was drilled to 4,719 meters (15,482 feet). For I believe that G-d has promised in the Bible that, in the last days, oil will be discovered in Israel on the head of Joseph. (Genesis 49:1)

... "by the God of thy father who shall help thee; and by the ALMIGHTY who shall bless thee, with blessings of HEAVEN above, blessings of the DEEP [the Oil of Israel] THAT LIETH BENEATH; ... they shall be on the head of Joseph, and on the crown of him that was separated from his brethren."

(Genesis 49:25-26)

... "And of Joseph he said, blessed of the LORD be his land, for the precious things of HEAVEN, for the dew and for the DEEP [the Oil of Israel] THAT COUCHETH BENEATH ... and, for the chief thing of the ancient mountains and for the precious things [Meged] of the primordial hills [Oil] and fullness thereof, and for the Good will of Him that dwelt in the bush; let the blessing [the Oil of Israel] come upon the head of Joseph, and upon the top of the head of him that was separated from his brethren". (Deuteronomy 33:13-16) "And of Asher he said, Be Asher blessed above sons; let him be acceptable to his brethren, and let him DIP HIS FOOT IN OIL." (Deuteronomy 33:24)

(See biblical map on the next page for the location of the Ma'anit/Joseph License, and Ma'anit #1 well in relation to the lands of Joseph's children, Ephraim and Menasseh and the land of Asher.)

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-891-9466 or emailing amy@zionoil.com. Direct links to the SEC document location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc. at www.zionoil.com.

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The Twelve Tribes in Canaan
JUDAH Tribes of Israel
The Great Sea
(Mediterranean Sea)
PHOENICIA
SYRIA
Mt. Hermon
Laish (Dan)
DAN
ASHER
NAPHTALI
Kedesh
Acco
Aphek
ZEBULUN
ISSACHAR
The Foot of Asher to be dipped in oil on the Head of Joseph.
Dor
Megiddo
Beth-shan
Jabesh-gilead
Ma'Anit Well Site
MANASSEH
Mt. Ebal
Mt. Gerizim
Shechem
Succoth
Mahanaim
AMMON
Joppa
EPHRAIM
Shiloh
DAN
GAD
Bethel
Mizpah
Gilgal
Rabbath ammon
Ekron
Ramah
BENJAMIN
Jericho
Ashdod
Timnah
Zorah
Heshbon
Bethlehem
Ashkelon
PHILISTIA
Libnah
JUDAH
REUBEN
Gath
Eglon
Lachish
Hebron
Gaza
Debir
Ziph
Carmel
Ziklag
MOAB
EDOM
by The Zondervan Corporation

Deuteronomy 33:24

And of Asher he said, "Let Asher be blessed with children; let him be acceptable to his brethren, and let him dip his foot in oil."

ZION OIL & GAS

ZION OIL & GAS, INC.
6510 Abrams Road, Suite 300
Dallas, TX 75231
1.214.221.4610 * FAX 1.214.221.6510
www.zionoil.com * email: jb@zionoil.com